

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2018

Martin A. Kropelnicki
Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, CA, 95112

> **Re:** **SJW Group**
> **DFAN14A filed June 1, 2018**
> **Filed by California Water Service Group**
> **File No. 001-08966**

Dear Mr. Kropelnicki:

We have reviewed the filing listed above and have the following comment. Please respond to this comment promptly. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response, we may have additional comments.

1. Your disclosures appear to present your offer as a transaction that is currently being presented to SJW shareholders, rather than merely a proposal. For example, you assert to SJW shareholders that "California Water is offering you significant and immediate value." However, SJW shareholders are not voting to approve your proposal nor is it certain that an actual transaction for you to acquire SJW will ever be presented to them, either for a vote or as a tender offer. Please refrain from characterizing your proposal as an existing transaction, considering your proposal is non-binding and subject to numerous regulatory approvals. We note that we raised this issue with you previously in prior comments dated May 11, 2018 where we asked that your refrain from implying in future solicitations that your offer is certain, which you acknowledged in a response letter dated May 15, 2018. Therefore, please tell us what steps you will take at this time to correct these statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom, Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at (202) 551- 3263 with any other questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Eduardo Gallardo, Esq. (via email)